

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 15, 2023

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

> **Re: StubHub Holdings, Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form S-1**
> **Submitted November 20, 2023**
> **CIK No. 0001337634**

Dear Eric H. Baker:

     We have reviewed your amended draft registration statement and have the following comments.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form S-1 submitted November 20, 2023

Prospectus Summary, page 1

1. We note your disclosure that "[o]ver the course of 2023, our business has generated significant growth, profit and cash flow . . . ." Revise to reconcile with your disclosure on page 86 that you "have historically incurred cumulative losses and negative cash flows from our operations and we expect to incur additional losses for the foreseeable future." In the bulleted list of certain 2022 and 2023 results such as GMS, revenue, net income (loss) and adjusted EBITDA, also highlight your cash flow in 2022 and 2023, to provide investors with a balanced and complete picture of your recent results.

2. We note your response to prior comment 1 that you will revise "marketing statements and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement." In addition to your market statements, we also note that you continue to rely upon 2021 data with respect to your disclosure

regarding aided brand awareness. Please tell us whether you plan to revise such disclosure and/or update the StubHub Brand Study to a more recent year, and if not, explain why it is reasonable to present such results alongside your disclosure that "[i]n 2023,   % of our traffic across our global ticketing marketplace came through organic channels."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 83

3. We note you revised your non-GAAP measure free cash flow to unlevered free cash flow which adds back net cash paid for interest and other non-recurring cash costs. You also state that unlevered cash flow is a liquidity measure. Tell us how you considered the guidance in Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.

Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison A. Haggerty